March 1, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner
Laura Nicholson

Re:	CDT Environmental Technology Investment Holdings Limited
Amendment No. 4 to Registration Statement on Form F-1
Filed January 19, 2022
File No. 333-252127

Ladies and Gentlemen:

CDT Environmental Technology Investment Holdings Limited (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated February 15, 2022 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in bold as set forth in the Comment Letter.

If the Staff would like hard copies of the Registration Statement on Form F-1 (the “Registration Statement”) as filed with the Commission on the date hereof, marked against the Registration Statement on Form F-1 as filed with the Commission on January 19, 2022, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement. Any capitalized terms used herein but not defined herein shall have the meanings given to them in the Registration Statement.

Amendment No. 4 to Registration Statement on Form F-1

Cover Page

1.	Please disclose here whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Also revise your disclosure relating to the Holding Foreign Companies Accountable Act in your Prospectus Summary and Risk Factors sections accordingly.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 6, 7, 17 and 23 of the Registration Statement accordingly.

The Company’s auditor, Friedman LLP, is not subject to the determinations announced by the PCAOB on December 16, 2021. The Holding Foreign Companies Accountable Act and related regulations will affect the Company as it will be required to comply with the rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act if the SEC identifies the Company as having a “non-inspection” year, as defined in the rules. Under the Holding Foreign Companies Accountable Act, the Company’s securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if the Company’s auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in the Company’s shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the Holding Foreign Companies Accountable Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, meaning the number of non-inspection years would be decreased from three to two, and thus, would reduce the time before securities may be prohibited from trading or delisted.

2.	Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. We note your disclosure on page 18.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on page 39 of the Registration Statement accordingly. The structure of cash flows within the Company’s organization, and a summary of the applicable regulations, is as follows:

1. The Company’s equity structure is a direct holding structure. The overseas entity to be listed in the U.S., CDT Environmental Technology Investment Holdings Limited, or CDT Cayman, directly controls all of the outstanding share capital of Shenzhen CDT Environmental Technology Co., Ltd., or Shenzhen CDT, and other domestic operating subsidiaries.

CDT Cayman holds all of the outstanding share capital of Chao Qiang Holdings Limited, or CQ BVI, and CDT Environmental Technology Group Limited, or CDT BVI.

CQ BVI holds all of the outstanding equity of Ultra Leader Investments Limited, or Ultra HK. CDT BVI holds all of the outstanding equity of CDT Environmental Technology (Hong Kong) Limited, or CDT HK.

Ultra HK holds 15% of the outstanding equity of Shenzhen CDT. CDT HK holds 85% of the outstanding equity of Shenzhen CDT.

CDT Cayman, through Ultra HK and CDT HK, hold 100% of the outstanding equity of Shenzhen CDT. See “Corporate History and Structure” in the Registration Statement for additional details.

2. Within the Company’s direct holding structure, the cross-border transfer of funds within its corporate group is legal and compliant with the laws and regulations of the PRC. After foreign investors’ funds enter CDT Cayman at the close of this offering, the funds can be directly transferred to CDT BVI, then transferred to CDT HK, and then to subordinate PRC entities through Shenzhen CDT.

If the Company intends to distribute dividends, the Company will transfer the dividends to CDT HK in accordance with the laws and regulations of the PRC, then CDT HK will transfer the dividends to CDT BVI, and then to CDT Cayman, and the dividends will be distributed from CDT Cayman to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

3. In the reporting periods presented in the Registration Statement, no cash and other asset transfers have occurred among the Company and its subsidiaries; and no dividends or distributions of a subsidiary have been made to date to the Company or to investors. For the foreseeable future, the Company intends to retain all available funds and any future earnings to fund the development and expansion of its business. As a result, the Company does not expect to pay any cash dividends.

4. The Company’s PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit such PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and the Company’s PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, the Company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from its profits, if any. Furthermore, if the Company’s subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that the Company’s transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by the Company’s Hong Kong subsidiary from the Company’s PRC subsidiaries. This withholding tax will reduce the amount of dividends the Company may receive from its PRC subsidiaries.

Prospectus Summary, page 1

3.	Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Company Response: Please see the above response to Comment 2.

Risks Related to Doing Business in China, page 5

4.	We note your revisions in response to prior comment 2. Please revise to specifically discuss risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 5, 6, 7 and 17 of the Registration Statement accordingly.

5.	With respect to each of the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors, please ensure that you have included a cross-reference to the more detailed discussion of these risks in the prospectus. For example, we note that some of the relevant risk factor captions are not referenced in your prospectus summary.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 6 of the Registration Statement accordingly.

6.	We note your disclosure that while you believe the Company is currently not required to obtain permission from any Chinese authorities to operate or to issue ordinary shares to foreign investors, and you and your subsidiaries are not required to obtain permission or approval relating to your ordinary shares from PRC authorities, there are risks that such actions could require permission or consent from various PRC authorities. Please also state in this section whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Revise to disclose the consequences to you and your investors if you or your subsidiaries

(i)   do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 17 of the Registration Statement accordingly.

The Company and its subsidiaries are not currently covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve its operations, and no such permissions or approvals have been received or denied.

Risk Factors

Our dependence on a limited number of customers could adversely affect our business and results of operations, page 10

7.	You disclose that for the six months ended June 30, 2021, one customer accounted for 57.8% of your total revenues. Please revise to provide a more detailed description of your relationship with this customer and whether such relationship involves long term agreements or arrangements. Please describe the material terms of any such agreements or arrangements. To the extent you are substantially dependent on any agreement with this customer, file the agreement as an exhibit. If you believe you are not substantially dependent on any such agreement, please explain why. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 12 of the Registration Statement accordingly. For the six months ended June 30, 2021, two customers accounted for 31.6% and 11.9% of the Company’s total revenues, respectively, as stated on page F-31 of the Registration Statement, rather than one customer accounting for 57.8% of the Company’s total revenues, which was inadvertently stated on page 12 of the Registration Statement. Page 12 of the Registration Statement has been revised accordingly. The Company does not have long term agreements or arrangements with the customer that accounted for 31.6% of its total revenues in the six months ended June 30, 2021. Such revenues were attributable to the Zhongshan Project, and the Company has filed the executed agreement for the Zhongshan Project as Exhibit 10.14 to the Registration Statement. The Company expects that the percentage of revenues attributable to such customer will decrease once the Zhongshan Project is completed. Such completion is expected to occur in August 2022. The Company also does not have long term agreements or arrangements with the customer that accounted for 11.9% of its total revenues in the six months ended June 30, 2021. Such customer is a large state-owned company with which the Company has cooperated on various projects since 2018. The revenues from such customer for the six months ended June 30, 2021 were attributable to the maintenance of the Company’s sewage treatment systems in connection with three projects that were signed in 2019.

We primarily rely on a limited number of vendors, and the loss of any such vendor could harm our business, page 10

8.	We reissue prior comment 4. You stated in your prior response letter dated August 26, 2021 that you intended to more fully describe your relationship with Shanghai Junqiang in the last amendment. However, this disclosure is not included in the prospectus. Please revise to provide a more detailed description of your relationship with this supplier, including which types of products are supplied, and whether such relationship involves long term agreements or arrangements. Please also describe the material terms of any such agreements or arrangements.

Company Response: The Company does not generally have long term agreements or arrangements with its vendors, and the Company’s decision in choosing vendors is typically based on the compressive consideration of multiple factors including, among others, pricing, location, delivery terms and line of credit. The Company has revised the disclosure on page 12 of the Registration Statement accordingly. The Company does not have long term agreements or arrangements with Shanghai Junqiang and does not believe that it is substantially dependent on this vendor. Shanghai Junqiang supplies off-the-shelf PVC tubes, bellows, and other parts used in inspection wells and septic tanks. The Company purchased products from Shanghai Junqiang, specifically for the project in Qiongzhong County, Hainan Province, China. Such products are off-the-shelf products and it is easy to find replacements for such products in the market. Integrated sewage treatment equipment is designed by the Company and multiple qualified manufacturers in China are generally able to supply such equipment with the Company’s technical instruction. In addition, as the construction period of the project in Qiongzhong County, Hainan Province, China was completed in 2020, Shanghai Junqiang accounted for less than 3% of the Company’s total purchases during the six months ended June 30, 2021. As a result, the Company does not believe that its relationship with Shanghai Junqiang is material to the Company’s business and therefore does not intend to include a more detailed description of such relationship in the Registration Statement.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, page 21

9.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 23 of the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 38

10.	We note your disclosure that you have secured an agreement in April 2021 to undertake the comprehensive treatment project of water bodies that do not meet the standards in Wuxiang and Danan Lianwei watersheds in Zhongshan City (the “Zhongshan Project”) and the total contracted amount of this project is RMB 180 million (approximately $27.86 million). We further note your disclosure that as of date of the prospectus, you have three projects in backlog that were signed and commenced in 2021 and the total contracted amount of the three projects is approximately RMB 326.3 million ($50.5 million). Please file executed copies of the agreements for the Zhongshan Project and the three projects that were signed and commenced in 2021 as exhibits or tell us why you believe they are not required to be filed. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises that there were three total projects that were signed and commenced in 2021, including the Zhongshan Project. The Company has revised the disclosure on page 41 of the Registration Statement accordingly to clarify the total number of projects. The Company has filed executed copies of the agreements for the Zhongshan Project and the other two projects that were signed and commenced in 2021 as Exhibits 10.14, 10.15 and 10.16 to the Registration Statement.

Liquidity and Capital Resources Accounts Receivable, page 47

11.	We note your disclosure that your accounts receivable decreased by approximately $3.0 million during the six months ended June 30, 2021 mainly due to an increase in the provision of allowance for doubtful accounts as you experienced longer collection cycles as a result of the negative impact of the COVID-19 pandemic. We also note your disclosures on page F-21 that you recorded additions to your allowance for doubtful accounts of $0.2 million during the six months ended June 30, 2021. Please revise your disclosure to reconcile this difference. In addition, explain how the amounts presented in your footnotes reconcile to the amount show within the line item for Provision for doubtful accounts within your Statements of Cash Flows.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 50 of the Registration Statement accordingly.

In addition, the line item for (Recovery of) Provision for doubtful accounts of $27,023 within the Company’s Statements of Cash Flows is reconciled below:

For the six months ended June 30, 2021

Accounts receivable - addition of allowance for doubtful accounts	$205,526
Accounts receivable – recovery of allowance for doubtful accounts	(251,759)
Other receivables - addition of allowance for doubtful accounts	19,208
Total recovery of allowance for doubtful accounts	$(27,023)

Management

Compensation of Directors and Executive Officers, page 77

12.	Please revise to provide executive compensation disclosure for the fiscal year ended December 31, 2021. Refer to Item 6.B. of Form 20-F.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 80 of the Registration Statement accordingly.

Related Party Transactions, page 78

13.	Please revise to provide related party transactions disclosure for the fiscal year ended December 31, 2021. Refer to Item 7.B. of Form 20-F.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 81 and 82 of the Registration Statement accordingly.

Consolidated Financial Statements, page F-1

14.	We note your filing includes audited financial statements that are older than 12 months. Please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to instruction 2 to Item 8.A.4.

Company Response: The Company acknowledges the Staff’s comment and has provided the appropriate representations in Exhibit 99.2 to the Registration Statement.

Signatures, page II-5

15.	Please ensure that your signature page is dated concurrent with the date you file your amendment.

Company Response: The Company acknowledges the Staff’s comment and ensures that the signature page to the Registration Statement is dated concurrent with the date that the Company has filed its amendment.

***

If you have any questions or comments concerning these responses, please do not hesitate to contact me by telephone at 86-0755-86667996 or by e-mail at liyunwu@cdthb.cn or the Company’s counsel by telephone at 305-539-3306 or by email at clayton.parker@klgates.com.

Sincerely,

/s/ Yunwu Li

Yunwu Li, Chief Executive Officerand Chairman of the Board of Directors

cc:

Clayton E. Parker, K&L Gates LLP